SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of September, 2004

                                 LANOPTICS LTD.
                 (Translation of registrant's name into English)

                                1 Hatamar Street
                                   P.O.B. 527
                                  Yokneam 20692
                                     ISRAEL
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  LANOPTICS LTD.


                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer


Dated: September 28, 2004

              HUAWEI-3COM SELECTS THE NP-1c NETWORK PROCESSOR FROM
                        EZCHIP TO POWER MULTIPLE PRODUCTS


SAN JOSE, CALIF - SEPTEMBER 28, 2004 - EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ:LNOP), a fabless semiconductor company providing high-speed network processors, today announced that Huawei-3Com has selected EZchip's NP-1c 10-Gigabit network processor for its mid-range and high-end switches to provide advanced protocol processing and layer 5-7 services. Development of the NP-1c blades is already under way at Huawei-3Com with product shipments slated for 2005.

Huawei-3Com is a joint venture company established by Huawei and 3Com Corporation. Huawei-3Com works on researching, developing, and manufacturing data communications products. The company offers enterprises of all sizes and public sector organizations in China and Japan a full portfolio of customized IP-based networking solutions and services that are innovative, feature-rich and offer superior return on investment. In the rest of the world, the company will bring its products to market through strategic OEM relationships.

"Huawei-3Com is providing a rich product offering to address a wide range of applications and EZchip's NP-1c adds the required flexibility to our products," said Xiangying Cao, Vice President of Huawei-3Com. "Through its outstanding integration, simple programming model and advanced services capabilities we can bring new features quickly to the market. The versatility of EZchip's network processors allows us to use this technology in a variety of systems and applications."

"Huawei-3Com's selection of NP-1c is of particular importance to EZchip because Huawei-3Com is a significant networking player and is utilizing our network processors across multiple products," said Amir Eyal, Vice President Business Development of EZchip. "As of today, close to 40 customers have selected NP-1c for its huge savings in chip-count, power dissipation and cost. Several of these customers, like Huawei-3Com, are using the NP-1c in multiple products and utilizing its highly flexible 7-layer processing capabilities. Our upcoming NP-2 builds on the NP-1c's success and is already seeing significant customer traction. The addition of traffic management and Gigabit ports, coupled with an offering of 10-Gigabit and 5-Gigabit models makes NP-2 a powerful single-chip proposition for the high-volume switch/router line card market."

ABOUT EZCHIP'S NETWORK PROCESSORS

EZchip provides highly integrated network processors that incorporate several functions typically implemented in separate chips, into a single-chip solution. These include 10-Gigabit and 5-Gigabit duplex processing, classification search engines, two traffic managers, ten 1-Gigabit and one 10-Gigabit Ethernet MACs.

EZchip's NP-1c and NP-2 network processor utilize DRAM for lookup tables to perform highly flexible, 10-Gigabit, wire-speed classifying. No external classifiers, CAM nor SRAM are required. This unmatched integration results in significant advantages to the system designer in chip count, power dissipation, headroom, design simplicity and cost.

The NP-2 offers extensive traffic management capabilities on the ingress and egress paths through a full-duplex queuing mechanism. This enables per-flow frame queuing, rate control, traffic shaping and intelligent congestion management on outgoing traffic on all NP-2 interfaces.

Networking equipment based on NP-1c and NP-2 can be programmed to deliver switching, routing, and QoS as well as stateful session processing and 7-layer packet payload manipulation for a variety of applications simply through software running on the network processors.

Line card applications include metro switches, edge and core routers, enterprise core switches, 3G aggregation routers and storage switches. Services card applications include multi-gigabit firewalls, Virtual Private Network appliances, intrusion detection appliances, server load balancing switches and network analyzers.


ABOUT EZCHIP TECHNOLOGIES

EZchip Technologies (a subsidiary of LanOptics Ltd., NASDAQ: LNOP) is a fabless semiconductor company providing high-speed network processors. EZchip's breakthrough TOPcore(R) technology provides both packet processing and classification on a single chip at wire speed. EZchip's single-chip solutions are used for building networking equipment with extensive savings in chip count, power and cost. Highly flexible 7-layer processing enables a wide range of applications to deliver advanced services for the metro, carrier edge and core and enterprise backbone. For more information on EZchip, visit our web site at http://www.ezchip.com.


     "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: THIS RELEASE CONTAINS FORWARD LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER RISKS DETAILED FROM TIME TO TIME IN LNOP FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE RISKS COULD CAUSE THE COMPANY'S ACTUAL RESULTS FOR 2004 AND BEYOND TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD LOOKING STATEMENTS MADE BY, OR ON BEHALF OF LNOP.

EZchip Contact:
Daureen Green
EZCHIP TECHNOLOGIES, ISRAEL
++972-4-959-6677
dgreen@ezchip.com